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                               May 16, 2023

       Peter Andreski
       Global Corporate Controller, Chief Accounting Officer
       Visa Inc.
       P.O. Box 8999
       San Francisco, CA 94128

                                                        Re: Visa Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2022
                                                            File No. 001-33977

       Dear Peter Andreski:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2022

       Overview, page 4

   1. You disclose that 4.1 billion credentials were available. Please tell us and revise to disclose how you define
this term.
   2. To make it clear what type of revenues you earn from various customer categories, consider providing
illustrative examples of transactions and the money flows between you and participating
parties, including the types of revenues you earn from each party and the basis on which the
amount of your fee is determined. For example, we note from your disclosure that issuers
charge acquirers an "interchange reimbursement fee    and acquirers
                                                        charge merchants a
"merchant discount rate,    but it is not clear whether your fees relate to
                                                        or are derived from
those fees of other transaction information, such as transaction value.
   3.                                                   The pie chart on page 6
depicting the split of your 2022 revenues includes the term    value
                                                        added services    under
both other revenues and data processing revenues. Please revise to be more descriptive of
such services or explain why value added services revenues are
 Peter Andreski
FirstName
Visa Inc. LastNamePeter Andreski
Comapany
May        NameVisa Inc.
     16, 2023
May 16,
Page  2 2023 Page 2
FirstName LastName
         including in both categories.
Business
Competition, page 13

4.       On page 62 you refer to yourself as a    payments network service
provider.    We note your
         use of the terms    payment processors    and    processors,    for
example on pages 14 and 22.
         Payment processors and global or multi-regional networks are listed as electronic payments competitors of yours. Please tell us and revise to disclose how you define processors and how you differentiate them from networks. Please also define payment facilitators.
5.       On page 13, you disclose 244 billion    transactions    for calendar
year 2021. On page 37
         you disclose 164.7 billion    processed transactions    for the fiscal
year ended September
         30, 2021. Please tell us whether these two figures (for different periods) both measure the same type of transactions and, if so, why the amounts varied significantly for the two twelve-month periods.
6.       In the table on page 13, please revise to disclose that the difference
between    payments
         volume    and    total volume    and, if such difference is cash
volume, describe cash volume.
Risk Factors
Merchants' and processors' continued to push to lower acceptance costs..., page
23

7.       Please revise to explain the term acceptance costs.
Release of Preferred Stock, page 33

8. Please revise to disclose the impact of the release of preferred stock on your financial position, results of operations, and cash flows, if any.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Litigation Provision, page 34

9. We note your disclosure that you recover the monetary liabilities related to U.S. covered litigation through a downward adjustment to the rate at which class B common convert to class A common. Please tell us and revise to disclose to what extent this impacted earnings per share for either class, if any.
Results of Operations
Operating Expenses, page 39

10. You disclose that general and administrative expenses include card benefits. Please tell us and revise to disclose the nature of card benefits.
 Peter Andreski
FirstName
Visa Inc. LastNamePeter Andreski
Comapany
May        NameVisa Inc.
     16, 2023
May 16,
Page  3 2023 Page 3
FirstName LastName
Consolidated Balance Sheets, page 52

11. We note your balance sheet includes client incentives in current assets, long-term assets, current liabilities, and long-term liabilities (in other liabilities). Please revise your
         disclosure in    Client Incentives    on page 63 to clarify how
upfront or in arrears client
         incentive payments are recognized in your balance sheets.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 58

12. Please tell us your basis for presenting client incentives in both adjustments to reconcile
         net income to net cash provided by operating activities    and
change in operating assets
         and liabilities.
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition, page 62

13. Please tell us and revise to disclose the parties you consider to be your customers under
         ASC 606. Please also clarify what types of revenues you earn from each of these customer categories.
14.      You disclose that you recognize revenue as the    payments network
services    are
         performed and that fixed fees for    payments network services    are
generally recognized
         ratably over the related service period. Please describe payments network services and clarify how they relate to the listed revenue categories (service revenues, data processing revenues, international transactions revenues and other revenues).
15. We note your disclosure that service revenues consist of revenues earned for services provided in support of client usage of Visa payment services. Please tell us and revise to describe in more detail the nature of these services.
16.      You state that service revenues are    primarily assessed    using a
calculation of current
         [quarter   s] pricing applied to the prior [quarter   s] payment
volume. Please describe for us
         in more detail how service revenues are measured and recognized. Please tell us what you
         mean by    primarily    and whether your use of the term    assessed
 means levied/charged,
         determined/recognized (in an accounting sense), or something else. In your response, please tell us why these service revenues for a period are based on a
prior period   s
         payment volume and whether these assessed service revenues represent the contractual amount due for the current period or an estimate of the amount due based on prior period volume. Finally, please tell us why other service revenues assessed to support ongoing acceptance and volume growth initiatives are able to be measured in the same period in which the related volume is transacted. For these other service revenues, please tell us when such amounts are assessed relative to the timing of the related transaction volume.
17. We note you provide gateway services through Cybersource. Please tell us how these
 Peter Andreski
Visa Inc.
May 16, 2023
Page 4
         revenues are categorized.
Note 3 - Revenues, page 66

18. We note your presentation of disaggregated revenue on a gross basis, excluding the impact of client incentives. Please tell us whether you are able to allocate incentives to individual categories and present such disaggregated information on a net basis.
19.      We note that you disaggregate revenue by four    revenue categories
(service, data
         processing, international transaction, and other) and by two geographical categories (U.S.
         and international). Please tell us how you considered the requirement of ASC 606-10-50-
         5 and 55-89 through 55-91 in determining your disclosure of disaggregated revenue from contracts with customers including the disclosure of additional disaggregated information. In this regard, we note from page 7 for example that you seek to grow
         revenue in three primary areas     consumer payments, new flows, and
value-added
         services, and that, according to remarks on your fourth quarter 2022 earnings call, each of these grew in excess of 20%, and that new flows and value-added services are approximately one-third of revenues. We also note prepared remarks discussing progress on business initiatives and sales results in specific geographic regions. Finally, we note your business section discusses additional product offerings such as Visa Direct and that you earn revenue from various types of entities (such as financial institutions and merchants, etc., as described in your business disclosure).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNamePeter Andreski                                Sincerely,
Comapany NameVisa Inc.
                                                                Division of
Corporation Finance
May 16, 2023 Page 4                                             Office of Trade
& Services
FirstName LastName